Exhibit 99.1
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Quebec) Canada J0A 1B0	Telephone: 819-363-5100 Fax: 819-363-5155 www.cascades.com
Cascades Announces Increase of Cash Tender Offer to $700 Million
for its 7 1/4% Senior Notes due 2013 and its 6 3/4% Senior Notes due 2013
KINGSEY FALLS, QUEBEC, CANADA, December 2, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announced today the upsize of its previously announced cash tender offer by its wholly owned subsidiary, Cascades Tenderco Inc. Under the terms of the upsized offer, Cascades Tenderco will purchase up to $700 million aggregate principal amount (the “Maximum Tender Amount”) of Cascades’ 7 1/4% Senior Notes due 2013 (CUSIP No. 146900AC9) and its 6 3/4% Senior Notes due 2013 (CUSIP No. 65542NAJ6) (together, the “Notes”). The Maximum Tender Amount had previously been set at $650 million. The tender offer is being made pursuant to an Offer to Purchase dated November 18, 2009 and related Letter of Transmittal.
Pursuant to the terms of the tender offer, tenders of Notes may no longer be withdrawn. The tender offer will expire at 9:00 a.m., New York City time, on December 17, 2009, unless extended or earlier terminated.
This announcement does not constitute an offer to buy or the solicitation of an offer to sell any of the Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for Cascades’ products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Cascades’ Securities and Exchange Commission filings.
Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer